                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154

                                October 25, 2004

VIA EDGAR CORRESPONDENCE & FACSIMILE
------------------------------------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-04
Washington, D.C. 20549-0404
Attn: Mark Austin, Esq.

         RE:      SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
                  FORM SB-2/S NO. 1 FILED SEPTEMBER 30, 2004
                  FILE NO. 333-117994

Dear Mr. Austin:

         On behalf of Sub Surface Waste Management of Delaware, Inc. (the "Company"), we hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter, dated October 19, 2004, in connection with the Commission's review of the Company's Registration Statement on Form SB-2/Amendment No. 1 filed on September 30, 2004 (the "Registration Statement").

         For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.

SUMMARY, page 1
-------

1. We note the statement in your response letter and in "The Fusion Transaction" section that based on the recent market price, you estimate that you will sell no more than 5,700,000 shares to Fusion under the agreement. You also state that do not anticipate registering more than these 5,700,000 shares at this time, which should result in proceeds to you of less than the full $6 million available under the equity agreement. Please revise your summary and other disclosures as necessary to emphasize this fact. As you currently discuss only the maximum $6 million of available funding under the agreement, investors might assume that you have a present intention and need to draw the full amount.

         RESPONSE: We have revised our disclosures to address the staff's comment. In addition, we have revised our disclosure to clarify that we have increased the number of shares registered that may be purchased by Fusion Capital Fund II, LLC, pursuant to the common stock purchase agreement and the number of shares registered that are issuable upon conversion of the Promissory Note entered into on behalf of Fusion Capital.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
October 25, 2004
Page 2



RISK FACTORS, page 3
------------

2. If material, please revise your document to include a risk factor discussion of the fact that West Coast Fermentation is your sole supplier of microbial blends and that you have not considered alternative sources.

         RESPONSE: The Company does not believe that its reliance on West Coast Fermentation as its sole supplier of microbial blends is a material risk factor. The Company relies solely on West Coast Fermentation as its sole supplier of microbial blends in order to protect its proprietary information about its microbial blends and maintain a high degree of control over the manufacturing process. West Coast Fermentation is a wholly owned subsidiary of U.S. Microbics, Inc., the Company's parent. The Company and West Coast Fermentation continue to have good relations and work closely to develop and improve the Company's current microbial blends. As a result, the traditional risks which may be associated with a company relying on a sole manufacturer are not applicable to the Company's situation. At such time, if ever, the Company's microbial needs surpass West Coast's output capacity, West Coast will be able to increase its output capacity at minimal costs.

USE OF PROCEEDS, page 14
---------------

3. Please revise this section to disclose, based on a recent market price, the amount that you would be able to raise in this offering based on the sale of the Purchase Shares that are being registered.

         RESPONSE: We have revised our disclosures to address the staff's comment.

SELLING SECURITY HOLDERS, page 19
------------------------

4. Since Mark A. Holmstedt is an affiliate of a broker-dealer, please revise your disclosure to state, if true, that he: (1) purchased in the ordinary course of business; and (2) at the time of the purchase of the securities to be resold, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that he is an underwriter.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
October 25, 2004
Page 3


         RESPONSE: We have revised our disclosure under the Plan of Distribution to state that Mark A. Holmstedt, a selling security holder, is an affiliate of a broker-dealer. Additionally, we have disclosed that Mr. Holmstedt has represented to the Company that he purchased the securities being registered in the prospectus in the ordinary course of business, and that at the time of his purchase of these securities, he had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

DESCRIPTION OF BUSINESS, page 31
-----------------------

GOVERNMENT REGULATION, page 37

5. If material, please revise your disclosure to discuss how long it generally takes to "secure an approved site work plan from the lead regulatory agency..." As appropriate, please also include corresponding risk factor disclosure regarding potential delays and costs associated with the permitting process.

         RESPONSE: The Company does not believe that there is a material risk due to potential delays and costs associated with the permitting process, other than as disclosed under the risk factor captioned "WE MAY BE SUBJECT TO FUTURE ENVIRONMENTAL LIABILITIES WHICH ARE NOT COVERED BY, OR EXCEED THE COVERAGE AMOUNTS OF, OUR INSURANCE WHICH COULD AFFECT OUR RESULTS OF OPERATIONS OR FINANCIAL CONDITION."

         We have revised our disclosures under Government regulation to discuss the amount of time required to secure an approved site work plan from the lead regulatory agency and have revised our risk factors to address potential delays and costs associated with the permitting process.

EXECUTIVE COMPENSATION, page 47
----------------------

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE, page 48

6. We reissue prior comment number 30 to revise your disclosure to briefly explain how you arrived at the "Value of Unexercised, In-The-Money Options." In this regard, we note that the table lists Preferred Series A Stock, whereas the footnote indicates that the numbers are based on the closing price of $0.75 for shares of Common Stock.

         RESPONSE: Each share of Series A Preferred Stock is convertible onto five shares of common stock. The Company determined the value of unexercised, in-the-money options on as-converted basis. Accordingly, we have revised our disclosure to reflect the foregoing.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
October 25, 2004
Page 4


PART II
-------

EXHIBITS
--------

EXHIBIT 5.1

7. We note the language in the opinion stating that "other than the Purchase Shares and the Note Shares, the shares issuable by the Company pursuant to this Registration Statement are validly issued, fully paid and nonassessable..." It appears that the shares being referenced have already been issued. Please revise or advise.

         RESPONSE: We have filed the revised legal opinion by Richardson & Patel LLP as an exhibit to Amendment No. 2 to the Registration Statement to address the staff's comment.

                                     * * * *

         The foregoing responses are supplemented by the our revisions to Amendment No.2 to the Registration Statement, of which a marked copy will be sent by overnight courier.

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                             Very truly yours,

                                             RICHARDSON & PATEL, LLP

                                             By: /S/ NIMISH P. PATEL
                                                 ------------------------------
                                                 Nimish P. Patel


cc: Mr. Bruce Beattie, Chief Executive Officer